Mail Stop 4561

February 17, 2006

Laurence Seidman
Third Floor
100 Misty Lane
Parsippany, NJ 07054

Re: Interchange Financial Services Corp
        PREC 14A filed by Committee to Preserve Shareholder Value
        Filed on February 9, 2006
        File no. 1-10518

Dear Mr. Seidman:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comments may be
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone number listed at the end of this letter

General

1.   Revise these materials and any future materials, to clearly characterize each
        statement or assertion of opinion or belief as such. Note that a reasonable
        factual basis must exist for each such opinion or belief and support for
        opinions or beliefs should be self-evident, disclosed in the materials or
        provided to the staff on a supplemental basis. For example, we note the
        following in your PREC 14A filed February 9, 2006:

        • You state on page 3 that "the goal to maximize shareholder value can be
          accomplished most effectively by selling or merging the Company."
        • On page 4 you discuss Mr. Seidman's accusation that Interchange has
          fallen behind its peers for Net Interest Margin and EPS Growth.
        • On page 5 you state "the Company should not rely upon increasing Price
          to Earnings Ratio…Management should be working to increase EPS…if

        they cannot, they should seek a sale or merger."
- On page 8, you state that "the above items are cost controls that should have been implemented a long time ago and not after Mr. Seidman put a microscope on the Company's lack of EPS growth."

2.   On page 3 and in several other portions of the proxy you refer to statements that you made regarding "several financial institutions willing to pay a significant premium" and the opportunity to "double dip." Revise the disclosure each time you mention these possibilities to clarify whether you have any binding offers from these un-named financial institutions. Alternatively, please clarify that there cannot be any assurance that any bids for the company's shares above the current market price will materialize, in the event that Interchange chooses to implement the Committee's recommendations.

3.   On page 3, you state that Mr. Seidman told Mr. Abbate that his desire to avoid the sale of Interchange was "not appropriate conduct" for a member of the board of a public company. Please remove this language or revise to provide sufficient factual foundation to support the accusation of misconduct. Also, in any future materials, you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

4.   We note that you make multiple references to Interchange's proxy statement and the intentions of the board of directors for the annual meeting in lieu of presenting the information required to be included in your proxy statement. You may omit such required information in reliance upon Rule 14a-5(c) only to the extent the information appears in "other proxy soliciting material which has been furnished." It does not appear appropriate for you to rely on Rule 14a-5 since the company's proxy statement is not yet available and has not yet been furnished.

      Please revise to include all information required by the proxy rules and Schedule 14A, including the number of shares outstanding, the current number of shareholders of Interchange's common stock and any other information required in your proxy that can be obtained from Interchange's most recent filings under the Exchange Act. See, for example, the information required by Item 6 of Schedule 14A. To the extent any of that information is updated in a proxy filing made by the company, you may revise your materials to update accordingly.

Mr. Seidman's Letter to Mr. Abbate and All of the Company Board Members, page 4

5.   On a supplemental basis, support the predictions you make relating to
        Interchange's inability to 1) grow its earnings per share, 2) failure to hold the
        line on net interest margin and 3) lagging stock price, by providing
        quantifiable information. Where the support for your calculations appears in
        other documents, such as the company's Form 10-Q or 10-Ks, provide copies
        of the relevant portions of the documents so that we can assess the context of
        the information upon which you rely. Mark the supporting documents
        provided to identify the specific information relied upon, such as financial
        statement line items and mathematical computations.   This comment also
        applies to the charts that appear on page 5 under "The Company has hit a per
        share earnings wall," page 6 under "The Price Received by All New Jersey
        Banks…" and the multiples and EPS information on sales of certain thrifts
        and banks on page 9.

Two Candidates are Nominated for the Company's Board, page 4

6.   Please revise to explain the provision of the Bylaws (Article II, Section 10)
        that caused your nominees to be ineligible to serve on the Board of Directors,
        according to the Nominating Committee of Interchange. We note that,
        according to the Company's Form 8-K dated December 29, 2005, this
        provision relates to the disqualification of persons who have been issued by a
        federal or state bank regulatory agency a cease and desist order for conduct
        involving dishonesty or breach of trust.

7.   Revise this section to clarify whether the nomination of Messrs. Vanaria and
        Axelrod was done in compliance with the nomination procedures required by
        the January 17, 2006 amendment to Interchange's bylaws.

8.   Please provide us with a copy of the complaint you filed against the Company
        and its directors.

The Price Received By all New Jersey Banks in the Last Two…Years, page 5

9.   Please confirm the Staff's understanding that the chart includes all New Jersey
        commercial bank acquisitions during the years noted or if you have utilized a
        particular set of transactions, please revise to explain why you have selected
        these transactions in particular.

10.   Elaborate upon how you arrived at the calculations you present with respect to
        the Company's worth (Book Value, LTM Earnings, etc.). Specifically, it is
        not clear how you arrived at different results in each chart considering the
        assumptions you rely upon in the introductory paragraphs appear to be the

same. Also, why is the source of these ratios SNL Financial and why have you relied upon their ratios to conduct this analysis?

11. Revise the discussion to specifically discuss how the presence of Interchange's acquisition of Franklin in 2005 affected the overall results.

12. Revise the disclosure in this section to specifically state that there can be no assurance that a sale price similar to the comparable company sale prices could be reached in the event that Interchange pursues a sale.

Therefore a Vote for the Committee Nominees is a Vote to Start the Process, page 7

13. Revise to clarify how the Committee's nominees will "work to increase the Company's net income, earnings per share…and…pursue its stock repurchase program."

Mr. Seidman's Past History of Promoting the Maximization of Shareholder Vale, page 9

14. In this discussion you mention several instances where, even though you sought board representation and was unsuccessful in your efforts, the company conducted an accretive transaction, such as CFSB who conducted a Dutch Auction. Similarly, you mention instances in which you filed a Schedule 13D and, in doing so, persuaded the company to take certain actions. Please provide support for your belief that these transactions took place as a result of your efforts.

15. On page 10 you state that the representative transactions discussed on pages 9 and 10 involved thrifts and that commercial bank transactions, like any transaction involving Interchange, would likely receive higher multiples. Please revise this paragraph to offer factual support for this assertion.

Election of Committee Nominees, page 10

16. Revise to clarify, if true, that neither Mr. Vanaria nor Mr. Axelrod have held or hold any offices with Interchange. Please Refer to Item 7 of Schedule 14A and Item 402 of Regulation S-K.

Form of Proxy

17. Please revise the proxy card to place the instruction indicating how to withhold authority to vote for any nominee in boldface type as required by Rule 14a-4.

18.   Please revise the proxy to disclose, in boldface type, how an executed proxy will be voted if no specification is provided. Please Refer to Rule 14a-4.

        Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

        Please contact Mara Ransom, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3264 or to me at (202) 551-3419 with any questions.

                                                Sincerely,

                                                Christian Windsor
                                                Special Counsel

Via Fax: (973) 781-0876